                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)/*/

                                HESKA CORPORATION
                                -----------------
                                (Name of Issuer)

                          Common Stock $0.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   42805E-10-8
                                   -----------
                                 (CUSIP Number)

                                  A. Barr Dolan
                             Charter Venture Capital
                        525 University Avenue, Suite 1400
                           Palo Alto, California 94301
                                 (650) 325-6953
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2001
                                -----------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following box.                                                  [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 13 Pages
                                                    Exhibit Index is on Page 13.

CUSIP NO. 42805E-10-8                                   Page 2 of 13 Pages
         -----------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charter Ventures, a California limited partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,387,510
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,387,510
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,387,510
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 42805E-10-8                                    Page 3 of 13 Pages
         -----------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charter Ventures II, a California limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             5,027,207
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,027,207
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,027,207
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                                              Page 4 of 13 Pages

CUSIP NO. 42805E-10-8
          ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Three L Enterprises Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                            Not applicable
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6                                    British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11               -0-
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)             [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                            -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14                      CO
------------------------------------------------------------------------------

                                                              Page 5 of 13 Pages

CUSIP NO. 42805E-10-8
          -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            A. Barr Dolan

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                              Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6                                     United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 57,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                  (see Item 5(b) below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  57,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10        (see Item 5(b) below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11              57,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                 Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14                                 IN
------------------------------------------------------------------------------

                                                              Page 6 of 13 Pages

Amendment No. 1 to Schedule 13D
-------------------------------

     Charter Ventures, a California limited partnership ("Charter Ventures"), Charter Ventures II, L.P., a California limited partnership ("Charter Ventures II," and collectively with Charter Ventures, "Charter"), Three L Enterprises Ltd., a British Virgin Islands corporation ("Three L") and A. Barr Dolan ("Mr. Dolan") (collectively, the "Reporting Persons") hereby amend, as set forth below, the Statement on Schedule 13D, filed July 17, 1997 (the "Statement"), relating to the Common Stock (the "Stock") of Heska Corporation, a Delaware corporation ("Heska"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement.

ITEM 3.  Source and Amount of Funds.

     Item 3 is hereby amended to add the following:

     On December 18, 2001, Charter Ventures II, L.P., acquired 2,207,793 shares of Stock for $1,700,000.61, in a private placement directly from Heska. The source of funds was investment capital of Charter Ventures II, L.P.

ITEM 4.  Purpose of the Transaction.

     Item 4 is hereby amended to add the following:

     The shares acquired by Charter Ventures II, L.P. on December 18, 2001 were acquired for investment purposes.

ITEM 5.  Interest in Securities of Heska.

     Item 5 is hereby amended and restated as follows:

     (a) and (b) As of the date of this Amendment No. 1, the beneficial ownership of Stock by each Reporting Person, calculated in accordance with Rule 13d-3(d)(1)(i) and based on 47,698,215 shares of Stock outstanding (the number of shares stated to be outstanding after the private placement on December 18, 2001, according to information provided by the Heska):

     Charter Ventures: 3,387,510 shares (7.1% of class) (includes 1,000 shares subject to an option).

     Charter Ventures II, L.P.: 5,027,207 shares (10.5% of class) (includes 1,000 shares subject to an option).

     Three L Enterprises: No shares (0% of class)

                                                              Page 7 of 13 Pages

     A. Barr Dolan: 57,000 shares (less than 1% of class) (all of which represent shares subject to options).

     Each Reporting Person has sole voting and sole dispositive power over the shares reported following their name above. Mr. Dolan is a general partner of each of Charter Ventures and Charter Ventures II, L.P., and may be deemed a beneficial owner of the shares held by such entities because of his status as general partner. Mr. Dolan disclaims beneficial ownership of such shares except to the extent of his proportionate share therein.

     (c) On December 18, 2001, Charter Ventures II, L.P., acquired 2,207,793 shares of Stock for $1,700,000.61, in a private placement directly from Heska.

     On October 31, 2001, Mr. Dolan was granted an option to purchase 200 shares of Stock at an exercise price of $0.57 per share pursuant to Heska's director compensation policy.

     All other transactions in Stock by the Reporting Persons occurred prior to the past sixty days.

     (d). Not applicable.

     (e). Three L ceased to own any Stock in September 1998.

ITEM 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Item 6 is hereby amended to add the following:

     The Voting Agreement dated as of April 12, 1996 described in the Statement is no longer in effect.

     In connection with the private placement which closed on December 18, 2001, Heska, Charter Ventures II, L.P, and the other investors entered into a Share Purchase Agreement, dated as of December 13, 2001 (the "Share Purchase Agreement"), pursuant to which, among other things, Heska has agreed to file a registration statement covering resales of the shares acquired in the private placement. The terms of the Share Purchase Agreement, filed as Exhibit 99.1 to Heska's Current Report on Form 8-K filed December 19, 2001, are incorporated herein by reference.

ITEM 7.  Material to be filed as Exhibits.

Item 7 is hereby amended to add the following:

     3. Share Purchase Agreement by and among Heska, Charter Ventures II, L.P. and certain other investors dated as of December 13, 2001. (Incorporated by reference to Exhibit 99.1 to the

                                                              Page 8 of 13 Pages

Current Report on Form 8-K filed by Heska Corporation with the Securities and Exchange Commission on December 20, 2001).

                     [remainder of page intentionally blank]

                                                              Page 9 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2002

CHARTER VENTURES, a California limited partnership


By: /S/ A. BARR DOLAN
   ------------------------------------------------
Name:  A. Barr Dolan
Title: General Partner

                                                             Page 10 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2002

CHARTER VENTURES II, L.P.



By: /S/ A. BARR DOLAN
   -----------------------------------------------
Name:  A. Barr Dolan
Title: General Partner

                                                             Page 11 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2002

THREE L ENTERPRISES LTD.



By: /S/ J.M.D. CHA
   --------------------------------------------------
Name: J.M.D. Cha
Title: Director

                                                             Page 12 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2002



By: /S/ A. BARR DOLAN
   -----------------------------------------------
A. Barr Dolan

                                                             Page 13 of 13 Pages

                                INDEX TO EXHIBITS
                                -----------------

-----------------------------------------------------------------------------------------------------
Exhibit   Description                                                             Page
-----------------------------------------------------------------------------------------------------
3         Share Purchase Agreement by and among Heska, Charter Ventures II,               /*/
          L.P. and certain other investors dated as of December 13, 2001.

-----------------------------------------------------------------------------------------------------

/*/ Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Heska Corporation with the Securities and Exchange Commission on December 20, 2001.